Interim Consolidated Financial Statements

Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended					For the six months ended
	April 30, 2013	January 31, 2013	October 31, 2012	July 31, 2012	April 30, 2012	April 30, 2013	April 30, 2012
Interest, Dividend and Fee Income
Loans	$2,621	$2,741	$2,786	$2,807	$2,680	$5,362	$5,548
Securities	515	576	570	568	536	1,091	1,127
Deposits with banks	61	61	58	72	64	122	109
	3,197	3,378	3,414	3,447	3,280	6,575	6,784
Interest Expense
Deposits	619	666	700	680	570	1,285	1,198
Subordinated debt	36	35	32	37	47	71	96
Capital trust securities (Note 11)	11	12	12	12	11	23	27
Other liabilities	433	449	525	493	532	882	1,025
	1,099	1,162	1,269	1,222	1,160	2,261	2,346
Net Interest Income	2,098	2,216	2,145	2,225	2,120	4,314	4,438
Non-Interest Revenue
Securities commissions and fees	295	280	282	276	303	575	588
Deposit and payment service charges	222	225	230	232	227	447	467
Trading revenues	230	223	312	140	228	453	573
Lending fees	169	188	175	169	137	357	297
Card fees	178	177	181	186	174	355	341
Investment management and custodial fees	179	172	186	188	179	351	351
Mutual fund revenues	193	187	168	161	159	380	318
Underwriting and advisory fees	102	166	111	123	130	268	208
Securities gains, other than trading	49	26	56	14	40	75	82
Foreign exchange, other than trading	58	37	35	28	51	95	90
Insurance income	66	107	144	40	105	173	151
Other	105	77	151	96	106	182	172
	1,846	1,865	2,031	1,653	1,839	3,711	3,638
Total Revenue	3,944	4,081	4,176	3,878	3,959	8,025	8,076
Provision for Credit Losses (Note 3)	145	178	192	237	195	323	336
Non-Interest Expense
Employee compensation (Note 14)	1,472	1,475	1,454	1,337	1,391	2,947	2,837
Premises and equipment	454	455	527	473	461	909	916
Amortization of intangible assets	85	87	88	86	82	172	165
Travel and business development	121	123	129	116	118	244	246
Communications	76	72	78	79	72	148	144
Business and capital taxes	10	10	13	10	11	20	23
Professional fees	135	126	168	161	141	261	264
Other	215	242	244	222	223	457	458
	2,568	2,590	2,701	2,484	2,499	5,158	5,053
Income Before Provision for Income Taxes	1,231	1,313	1,283	1,157	1,265	2,544	2,687
Provision for income taxes	256	265	201	187	237	521	550
Net Income	$975	$1,048	$1,082	$970	$1,028	$2,023	$2,137
Attributable to:
Bank shareholders	957	1,030	1,064	951	1,010	1,987	2,100
Non-controlling interest in subsidiaries	18	18	18	19	18	36	37
Net Income	$975	$1,048	$1,082	$970	$1,028	$2,023	$2,137
Earnings Per Share (Canadian $) (Note 15)
Basic	$1.43	$1.53	$1.59	$1.42	$1.52	$2.96	$3.16
Diluted	1.42	1.53	1.59	1.42	1.51	2.95	3.14

The accompanying notes are an integral part of these interim consolidated financial statements.

36 • BMO Financial Group Second Quarter Report 2013

Interim Consolidated Financial Statements

Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended					For the six months ended
	April 30, 2013	January 31, 2013	October 31, 2012	July 31, 2012	April 30, 2012	April 30, 2013	April 30, 2012
Net income	$975	$1,048	$1,082	$970	$1,028	$2,023	$2,137
Other Comprehensive Income (Loss)
Net change in unrealized gains (losses) on available-for-sale securities
Unrealized gains (losses) on available-for-sale securities arising during the period (1)	(11)	(18)	22	26	6	(29)	(24)
Reclassification to earnings of (gains) losses in the period (2)	(28)	(15)	(39)	14	(23)	(43)	(56)
	(39)	(33)	(17)	40	(17)	(72)	(80)
Net change in unrealized gains (losses) on cash flow hedges
Gains (losses) on cash flow hedges arising during the period (3)	127	(58)	15	177	(300)	69	(254)
Reclassification to earnings of (gains) on cash flow hedges (4)	(37)	(34)	(40)	(29)	(38)	(71)	(38)
	90	(92)	(25)	148	(338)	(2)	(292)
Net gain (loss) on translation of net foreign operations
Unrealized gain (loss) on translation of net foreign operations	198	(34)	(63)	260	(255)	164	(122)
Impact of hedging unrealized gain (loss) on translation of net foreign operations (5)	(179)	19	17	(70)	66	(160)	18
	19	(15)	(46)	190	(189)	4	(104)
Other Comprehensive Income (Loss)	70	(140)	(88)	378	(544)	(70)	(476)
Total Comprehensive Income	$1,045	$908	$994	$1,348	$484	$1,953	$1,661
Attributable to:
Bank shareholders	1,027	890	976	1,329	466	1,917	1,624
Non-controlling interest in subsidiaries	18	18	18	19	18	36	37
Total Comprehensive Income	$1,045	$908	$994	$1,348	$484	$1,953	$1,661

(1)	Net of income tax (provision) recovery of $6, $6, $(12), $(9), $(2) for the three months ended, and $12, $8 for the six months ended periods presented above respectively.
(2)	Net of income tax provision (recovery) of $13, $5, $14, $14 , $(11) for the three months ended, $18 and $11 for the six months ended periods presented above respectively.
(3)	Net of income tax (provision) recovery of $(42), $21, $(7), $(63), $99 for the three months ended, and $(21), $80 for the six months ended periods presented above respectively.
(4)	Net of income tax provision of $12, $12, $14, $9, $15 for the three months ended, and $24, $15 for the six months ended periods presented above respectively.
(5)	Net of income tax (provision) recovery of $64, $(7), $(5), $24, $(23) for the three months ended, and $57, $(6) for the six months ended periods presented above respectively.

The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group Second Quarter Report 2013 • 37

Interim Consolidated Financial Statements

Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at
	April 30, 2013	January 31, 2013	October 31, 2012	July 31, 2012	April 30, 2012
Assets
Cash and Cash Equivalents	$38,446	$31,519	$19,941	$33,592	$34,117
Interest Bearing Deposits with Banks	6,230	6,149	6,341	5,995	7,010
Securities
Trading	73,246	73,580	70,109	70,045	71,432
Available-for-sale (Note 2)	45,920	52,541	56,382	59,297	54,906
Held-to-maturity	2,476	1,280	875	-	-
Other	814	961	958	877	781
	122,456	128,362	128,324	130,219	127,119
Securities Borrowed or Purchased Under Resale Agreements	59,478	52,957	47,011	47,453	43,349
Loans (Notes 3 and 6)
Residential mortgages	91,439	89,025	87,870	85,595	82,260
Consumer instalment and other personal	62,308	61,531	61,436	60,792	60,002
Credit cards	7,642	7,683	7,814	7,837	7,861
Businesses and governments	95,382	93,965	90,402	90,952	88,704
	256,771	252,204	247,522	245,176	238,827
Customers’ liability under acceptances	8,514	8,626	8,019	8,013	7,406
Allowance for credit losses (Note 3)	(1,725)	(1,672)	(1,706)	(1,755)	(1,807)
	263,560	259,158	253,835	251,434	244,426
Other Assets
Derivative instruments	43,063	42,548	48,071	52,263	46,760
Premises and equipment	2,149	2,165	2,120	2,059	2,033
Goodwill (Note 9)	3,778	3,728	3,717	3,732	3,702
Intangible assets	1,535	1,534	1,552	1,572	1,541
Current tax assets	1,527	1,391	1,293	1,141	2,187
Deferred tax assets	2,873	2,792	2,906	3,000	2,820
Other	10,163	9,962	10,338	9,788	10,439
	65,088	64,120	69,997	73,555	69,482
Total Assets	$555,258	$542,265	$525,449	$542,248	$525,503
Liabilities and Equity
Deposits (Note 10)
Banks	$22,615	$22,586	$18,102	$23,314	$22,508
Businesses and governments	213,134	207,058	186,570	183,698	171,539
Individuals	122,587	121,281	119,030	121,956	122,020
	358,336	350,925	323,702	328,968	316,067
Other Liabilities
Derivative instruments	44,011	43,516	48,736	53,132	46,472
Acceptances	8,514	8,626	8,019	8,013	7,406
Securities sold but not yet purchased	23,897	21,439	23,439	22,523	23,834
Securities lent or sold under repurchase agreements	39,005	37,709	39,737	47,145	46,076
Current tax liabilities	551	304	404	294	1,017
Deferred tax liabilities	149	163	171	191	207
Other	45,846	44,535	46,596	48,029	50,295
	161,973	156,292	167,102	179,327	175,307
Subordinated Debt	4,071	4,064	4,093	4,107	5,276
Capital Trust Securities (Note 11)	462	451	462	450	462
Equity
Share capital (Note 12)	14,279	14,492	14,422	14,213	14,033
Contributed surplus	320	214	213	216	215
Retained earnings	14,336	14,068	13,540	12,977	12,512
Accumulated other comprehensive income	410	340	480	568	190
Total shareholders’ equity	29,345	29,114	28,655	27,974	26,950
Non-controlling interest in subsidiaries	1,071	1,419	1,435	1,422	1,441
Total Equity	30,416	30,533	30,090	29,396	28,391
Total Liabilities and Equity	$555,258	$542,265	$525,449	$542,248	$525,503

The accompanying notes are an integral part of these interim consolidated financial statements.	Certain comparative figures have been reclassified to conform with the current period’s presentation.

38 • BMO Financial Group Second Quarter Report 2013

Interim Consolidated Financial Statements

Consolidated Statement of Changes in Equity

(Unaudited) (Canadian $ in millions)	For the three months ended		For the six months ended
	April 30, 2013	April 30, 2012	April 30, 2013	April 30, 2012
Preferred Shares
Balance at beginning of period	$2,465	$2,861	$2,465	$2,861
Redeemed during the period (Note 12)	(200)	(396)	(200)	(396)
Balance at End of Period	2,265	2,465	2,265	2,465
Common Shares
Balance at beginning of period	12,027	11,399	11,957	11,332
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	45	152	82	198
Repurchased for Cancellation (Note 12)	(74)	-	(74)	-
Issued under the Stock Option Plan	16	17	49	38
Balance at End of Period	12,014	11,568	12,014	11,568
Contributed Surplus
Balance at beginning of period	214	119	213	113
Stock option expense/exercised	(1)	-	-	6
Foreign exchange on redemption of preferred shares (Note 12)	107	96	107	96
Balance at End of Period	320	215	320	215
Retained Earnings
Balance at beginning of period	14,068	11,986	13,540	11,381
Net income attributable to Bank shareholders	957	1,010	1,987	2,100
Dividends – Preferred shares	(28)	(34)	(61)	(71)
– Common shares	(481)	(450)	(950)	(898)
Common shares repurchased for cancellation (Note 12)	(180)	-	(180)	-
Balance at End of Period	14,336	12,512	14,336	12,512
Accumulated Other Comprehensive Income on Available-for-Sale Securities
Balance at beginning of period	232	259	265	322
Unrealized gains (losses) on available-for-sale securities arising during the period (1)	(11)	6	(29)	(24)
Reclassification to earnings of (gains) in the period (2)	(28)	(23)	(43)	(56)
Balance at End of Period	193	242	193	242
Accumulated Other Comprehensive Income on Cash Flow Hedges
Balance at beginning of period	50	357	142	311
Gains (losses) on cash flow hedges arising during the period (3)	127	(300)	69	(254)
Reclassification to earnings of (gains) on cash flow hedges (4)	(37)	(38)	(71)	(38)
Balance at End of Period	140	19	140	19
Accumulated Other Comprehensive Income on Translation of Net Foreign Operations
Balance at beginning of period	58	118	73	33
Unrealized gain (loss) on translation of net foreign operations	198	(255)	164	(122)
Impact of hedging unrealized gain (loss) on translation of net foreign operations (5)	(179)	66	(160)	18
Balance at End of Period	77	(71)	77	(71)
Total Accumulated Other Comprehensive Income	410	190	410	190
Total Shareholders’ Equity	$29,345	$26,950	$29,345	$26,950
Non-controlling Interest in Subsidiaries
Balance at beginning of period	1,419	1,431	1,435	1,483
Net income attributable to non-controlling interest	18	18	36	37
Dividends to non-controlling interest	(5)	(5)	(36)	(36)
Preferred share redemption	(359)	-	(359)	-
Other	(2)	(3)	(5)	(43)
Balance at End of Period	1,071	1,441	1,071	1,441
Total Equity	$30,416	$28,391	$30,416	$28,391
(1)	Net of income tax (provision) recovery of $6, $(2), $12, $8 for the periods presented above respectively.
(2)	Net of income tax provision of $13, $(11), $18, $11 for the periods presented above respectively.
(3)	Net of income tax (provision) recovery of $(42), $99, $(21), $80 for the periods presented above respectively.
(4)	Net of income tax provision of $12 , $15, $24, $15 for the periods presented above respectively.
(5)	Net of income tax (provision) recovery of $64, $(23), $57, $(6) for the periods presented above respectively.

The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group Second Quarter Report 2013 • 39

Interim Consolidated Financial Statements

Consolidated Statement of Cash Flows

(Unaudited) (Canadian $ in millions)	For the three months ended		For the six months ended
	April 30, 2013	April 30, 2012	April 30, 2013	April 30, 2012
Cash Flows from Operating Activities
Net income	$975	$1,028	$2,023	$2,137
Adjustments to determine net cash flows provided by (used in) operating activities
Impairment write-down of securities, other than trading	9	2	9	3
Net (gain) on securities, other than trading	(58)	(42)	(84)	(85)
Net (increase) decrease in trading securities	524	(662)	(2,940)	(1,768)
Provision for credit losses (Note 3)	145	195	323	336
Change in derivative instruments – (increase) decrease in derivative asset	(131)	11,113	5,597	7,930
– increase (decrease) in derivative liability	131	(8,277)	(5,196)	(4,026)
Amortization of premises and equipment	89	87	179	179
Amortization of intangible assets	85	82	172	165
(Increase) decrease in deferred income tax asset	(57)	234	53	516
(Decrease) in deferred income tax liability	(15)	(18)	(23)	(107)
(Increase) in current income tax asset	(73)	(712)	(177)	(878)
Increase in current income tax liability	247	387	147	429
Change in accrued interest – (increase) decrease in interest receivable	13	(83)	140	(93)
– increase (decrease) in interest payable	(65)	33	(133)	(79)
Changes in other items and accruals, net	1,624	(2,103)	749	(3,531)
Net increase in deposits	5,560	1,809	33,492	13,553
Net (increase) in loans	(3,624)	(3,101)	(8,317)	(6,424)
Net increase in securities sold but not yet purchased	2,441	2,634	441	3,711
Net increase (decrease) in securities lent or sold under repurchase agreements	1,010	(5,454)	(1,024)	14,480
Net (increase) in securities borrowed or purchased under resale agreements	(6,232)	(463)	(12,177)	(5,719)
Net Cash Provided by (Used In) Operating Activities	2,598	(3,311)	13,254	20,729
Cash Flows from Financing Activities
Net (decrease) in liabilities of subsidiaries	(19)	(323)	(195)	(305)
Proceeds from issuance (maturities) of Covered Bonds (Note 10)	-	-	(1,354)	2,000
Redemption of securities of a subsidiary (Note 12)	(359)	-	(359)	-
Redemption of preferred shares (Note 12)	(200)	(396)	(200)	(396)
Redemption of Capital Trust Securities (Note 11)	-	-	-	(400)
Proceeds from issuance of common shares	18	18	52	41
Common shares repurchased for cancellation (Note 12)	(254)	-	(254)	-
Cash dividends paid	(466)	(333)	(932)	(774)
Dividends paid to non-controlling interest	(5)	(5)	(36)	(36)
Net Cash Provided by (Used In) Financing Activities	(1,285)	(1,039)	(3,278)	130
Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	(41)	537	147	(1,074)
Purchases of securities, other than trading	(7,304)	(8,863)	(12,497)	(19,612)
Maturities of securities, other than trading	3,017	3,103	6,811	5,981
Proceeds from sales of securities, other than trading	10,026	4,885	13,949	9,453
Premises and equipment – net purchases	(47)	(110)	(185)	(155)
Purchased and developed software – net purchases	(57)	(79)	(121)	(152)
Acquisitions (Note 8)	(261)	-	140	-
Net Cash Provided by (Used in) Investing Activities	5,333	(527)	8,244	(5,559)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	281	(559)	285	(859)
Net Increase (Decrease) in Cash and Cash Equivalents	6,927	(5,436)	18,505	14,441
Cash and Cash Equivalents at Beginning of Period	31,519	39,553	19,941	19,676
Cash and Cash Equivalents at End of Period	$38,446	$34,117	$38,446	$34,117
Represented by:
Cash and non-interest bearing deposits with Bank of Canada and other banks	$37,177	$34,220	$37,177	$34,220
Cheques and other items in transit, net	1,269	(103)	1,269	(103)
	$38,446	$34,117	$38,446	$34,117
Supplemental Disclosure of Cash Flow Information:
Net cash provided by operating activities include:
Amount of Interest paid in the period	$1,163	$1,130	$2,390	$2,430
Amount of Income taxes paid in the period	$141	$280	$476	$459
Amount of interest and dividend income received in the period	$3,183	$3,178	$6,667	$6,644

The accompanying notes are an integral part of these interim consolidated financial statements.	Certain comparative figures have been reclassified to conform with the current period’s presentation.

40 • BMO Financial Group Second Quarter Report 2013

 Notes to Consolidated Financial Statements

  April 30, 2013 (Unaudited)

  Note 1: Basis of Presentation

Bank of Montreal (the “bank”) is a public company incorporated in Canada having its registered office in Montreal, Canada. The bank is a highly diversified financial services provider and provides a broad range of retail banking, wealth management and investment banking products and services.

These interim consolidated financial statements were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. We also comply with interpretations of International Financial Reporting Standards (“IFRS”) by our regulator, the Office of the Superintendent of Financial Institutions of Canada (“OSFI”). These interim consolidated financial statements should be read in conjunction with the notes to our annual consolidated financial statements for the year ended October 31, 2012 as set out on pages 124 to 181 of our 2012 Annual Report.

During the quarter ended April 30, 2013, there were no changes in our IFRS accounting policies.

These interim consolidated financial statements were authorized for issue by the Board of Directors on May 29, 2013.

  Note 2: Securities

Unrealized Gains and Losses

The following table summarizes the unrealized gains and losses on available-for-sale securities:

(Canadian $ in millions)	April 30, 2013				October 31, 2012
	Amortized cost	Gross unrealized gains (2)	Gross unrealized losses (2)	Fair Value	Amortized cost	Gross unrealized gains (2)	Gross unrealized losses (2)	Fair Value
Issued or guaranteed by:
Canadian federal government	12,044	156	18	12,182	17,050	265	38	17,277
Canadian provincial and municipal governments	2,341	48	–	2,389	2,642	39	1	2,680
U.S. federal government	3,600	7	–	3,607	10,010	89	–	10,099
U.S. states, municipalities and agencies	4,900	57	5	4,952	4,390	83	11	4,462
Other governments	6,069	11	6	6,074	6,591	10	5	6,596
Mortgage-backed securities and collateralized mortgage obligations – Canada (1)	1,062	–	6	1,056	432	3	–	435
Mortgage-backed securities and collateralized mortgage obligations – U.S.	5,698	54	5	5,747	5,705	78	10	5,773
Corporate debt	8,611	164	6	8,769	7,724	169	18	7,875
Corporate equity	1,084	63	3	1,144	1,129	59	3	1,185
Total	45,409	560	49	45,920	55,673	795	86	56,382

  (1) These amounts are supported by insured mortgages.

(2)	Unrealized gains and losses may be offset by related losses (gains) on liabilities or hedge contracts.

BMO Financial Group Second Quarter Report 2013 • 41

Note 3: Loans and Allowance for Credit Losses

Allowance for Credit Losses

The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level that we consider adequate to absorb credit-related losses on our loans, customers’ liability under acceptances and other credit instruments. The portion related to other credit instruments is recorded in other liabilities in our Consolidated Balance Sheet. As at April 30, 2013, there was a $248 million ($196 million as at April 30, 2012) allowance for credit losses related to other credit instruments included in other liabilities.

A continuity of our allowance for credit losses is as follows:

(Canadian $ in millions)
	Residential mortgages		Credit card, consumer instalment and other personal loans		Business and government loans		Customers’ liability under acceptances		Total
For the three months ended	April 30, 2013	April 30, 2012	April 30, 2013	April 30, 2012	April 30, 2013	April 30, 2012	April 30, 2013	April 30, 2012	April 30, 2013	April 30, 2012
Specific Allowance at beginning of period	82	72	64	63	321	364	–	–	467	499
Specific provision for credit losses	29	34	160	184	(14)	(23)	–	–	175	195
Recoveries	6	17	37	41	140	139	–	–	183	197
Write-offs	(30)	(46)	(188)	(219)	(90)	(133)	–	–	(308)	(398)
Foreign exchange and other	(6)	(17)	(5)	(10)	30	72	–	–	19	45
Specific Allowance at end of period	81	60	68	59	387	419	–	–	536	538

Collective Allowance at beginning of period	52	36	618	624	763	794	25	23	1,458	1,477
Collective provision for credit losses	(2)	6	(5)	9	(21)	(18)	(2)	3	(30)	–
Foreign exchange and other	–	–	–	–	9	(12)	–	–	9	(12)
Collective Allowance at end of period	50	42	613	633	751	764	23	26	1,437	1,465
Total Allowance	131	102	681	692	1,138	1,183	23	26	1,973	2,003
Comprised of: Loans	116	100	681	692	905	989	23	26	1,725	1,807
Other credit instruments	15	2	–	–	233	194	–	–	248	196

(Canadian $ in millions)
	Residential mortgages		Credit card, consumer instalment and other personal loans		Business and government loans		Customers’ liability under acceptances		Total
For the six months ended	April 30, 2013	April 30, 2012	April 30, 2013	April 30, 2012	April 30, 2013	April 30, 2012	April 30, 2013	April 30, 2012	April 30, 2013	April 30, 2012
Specific Allowance at beginning of period	76	74	62	59	338	426	–	–	476	559
Specific provision for credit losses	64	42	321	344	(32)	(69)	–	–	353	317
Recoveries	8	50	72	79	261	291	–	–	341	420
Write-offs	(55)	(90)	(384)	(411)	(195)	(274)	–	–	(634)	(775)
Foreign exchange and other	(12)	(16)	(3)	(12)	15	45	–	–	–	17
Specific Allowance at end of period	81	60	68	59	387	419	–	–	536	538

Collective Allowance at beginning of period	47	36	624	565	759	817	30	34	1,460	1,452
Collective provision for credit losses	3	6	(11)	68	(15)	(47)	(7)	(8)	(30)	19
Foreign exchange and other	–	–	–	–	7	(6)	–	–	7	(6)
Collective Allowance at end of period	50	42	613	633	751	764	23	26	1,437	1,465
Total Allowance	131	102	681	692	1,138	1,183	23	26	1,973	2,003
Comprised of: Loans	116	100	681	692	905	989	23	26	1,725	1,807
Other credit instruments	15	2	–	–	233	194	–	–	248	196

Interest income on impaired loans of $35 million and $69 million was recognized respectively, for the three months and six months ended April 30, 2013 ($36 million and $73 million, respectively, for the three months and six months ended April 30, 2012).

42 • BMO Financial Group Second Quarter Report 2013

FDIC Covered Loans

Certain loans acquired as part of our acquisition of AMCORE Bank are subject to a loss share agreement with the Federal Deposit Insurance Corporation (“FDIC”). Under this agreement, the FDIC reimburses us for 80% of the net losses we incur on the covered loans.

For the three and six months ended April 30, 2013, we recorded net provisions for credit losses of $4.9 million and net recoveries of $8.9 million, respectively, related to AMCORE loans (net provisions for credit losses of $1.5 million and $1.1 million, respectively, for the three and six months ended April 30, 2012). These amounts are net of the amounts expected to be reimbursed by the FDIC on the covered loans.

Purchased Performing Loans

As at April 30, 2013, the remaining amount of purchased performing loans on the balance sheet was $17.8 billion ($21.1 billion as at October 31, 2012). As at April 30, 2013, the remaining credit mark on performing term loans, revolving loans and other performing loans was $578 million, $218 million and $15 million, respectively ($849 million, $301 million, and $23 million, respectively as at October 31, 2012). Of the total credit mark for performing loans of $811 million, $437 million will be amortized over the remaining life of the portfolio. The portion that will not be amortized is $374 million, and this amount will be recognized in either net interest income or collective provision for credit losses as loans are repaid or changes in the credit quality of the portfolio occur.

Purchased Credit Impaired Loans (“PCI Loans”)

As at April 30, 2013, the remaining amount of purchased credit impaired loans on the balance sheet was $1.0 billion ($1.2 billion as at October 31, 2012). As at April 30, 2013, the remaining credit mark related to purchased credit impaired loans was $284 million ($445 million as at October 31, 2012).

Unfunded Commitments and Letters of Credit Acquired

As part of our purchase of Marshall and Ilsley Corporation (“M&I”) we recorded a liability related to unfunded commitments and letters of credit.

As at April 30, 2013, the remaining credit mark on unfunded commitments and letters of credit acquired was $53 million ($99 million as at October 31, 2012).

Note 4: Risk Management

We have an enterprise-wide approach to the identification, measurement, monitoring and management of risks faced across the organization. The key financial instrument risks are classified as credit and counterparty, market, and liquidity and funding risk.

Credit and Counterparty Risk

We are exposed to credit risk from the possibility that counterparties may default on their financial obligations to us. Credit risk arises predominantly with respect to loans, debt securities, over-the-counter derivatives and other credit instruments. This is the most significant measurable risk that we face.

Market Risk

Market risk is the potential for adverse changes in the value of our assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, and credit spreads, as well as the risk of credit migration and default. We incur market risk in our trading and underwriting activities and structural banking activities.

Liquidity and Funding Risk

Liquidity and funding risk is the potential for loss in the event that we are unable to meet our financial commitments in a timely manner at reasonable prices as they fall due. It is our policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, including liabilities to depositors and suppliers, and lending, investment and pledging commitments, even in times of stress. Managing liquidity and funding risk is essential to maintaining both depositor confidence and stability in earnings.

Key measures as at April 30, 2013 are outlined in the Risk Management section on pages 11 to 15 of Management’s Discussion and Analysis of the Second Quarter Report to Shareholders.

BMO Financial Group Second Quarter Report 2013 • 43

Note 5: Guarantees

In the normal course of business we enter into a variety of guarantees. The most significant guarantees are as follows:

Standby Letters of Credit and Guarantees

Standby letters of credit and guarantees represent our obligation to make payments to third parties on behalf of another party if that party is unable to make the required payments or meet other contractual requirements. The maximum amount payable under standby letters of credit and guarantees totalled $12,430 million as at April 30, 2013 ($11,851 million as at October 31, 2012). The majority have a term of one year or less. Collateral requirements for standby letters of credit and guarantees are consistent with our collateral requirements for loans. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

As at April 30, 2013, $34 million ($29 million as at October 31, 2012) was included in other liabilities related to guaranteed parties that were unable to meet their obligation to third parties (See Note 3).

Backstop and Other Liquidity Facilities

Backstop liquidity facilities are provided to asset-backed commercial paper (“ABCP”) programs administered by either us or third parties as an alternative source of financing in the event that such programs are unable to access ABCP markets or when predetermined performance measures of the financial assets owned by these programs are not met. The terms of the backstop liquidity facilities do not require us to advance money to these programs in the event of bankruptcy of the borrower. The facilities’ terms are generally no longer than one year, but can be several years.

The maximum amount payable under these backstop and other liquidity facilities totalled $4,339 million as at April 30, 2013 ($4,467 million as at October 31, 2012). As at April 30, 2013, $115 million was outstanding from facilities drawn in accordance with the terms of the backstop liquidity facilities ($107 million as at October 31, 2012).

Credit Enhancement Facilities

Where warranted, we provide partial credit enhancement facilities to transactions within ABCP programs administered by either us or third parties. Credit enhancement facilities are included in backstop liquidity facilities.

Senior Funding Facilities

In addition to our investment in the notes subject to the Montreal Accord, we have provided a senior loan facility of $238 million as at April 30, 2013 ($295 million as at October 31, 2012). No amounts were drawn as at April 30, 2013 or October 31, 2012.

Derivatives

Certain of our derivative instruments meet the accounting definition of a guarantee when they require the issuer to make payments to reimburse the holder for a loss incurred because a debtor fails to make payment when due under the terms of a debt instrument. In order to reduce our exposure to these derivatives, we enter into contracts that hedge the related risks.

Written credit default swaps require us to compensate a counterparty following the occurrence of a credit event in relation to a specified reference obligation, such as a bond or a loan. The maximum amount payable under credit default swaps is equal to their notional amount of $21,221 million as at April 30, 2013 ($24,126 million as at October 31, 2012). The terms of these contracts range from less than one year to 10 years. The fair value of the related derivative liabilities included in derivative instruments in our Consolidated Balance Sheet was $107 million as at April 30, 2013 ($156 million as at October 31, 2012).

Exchange and Clearinghouse Guarantees

We are a member of several securities and futures exchanges and clearinghouses. Membership in certain of these organizations may require us to pay a pro rata share of the losses incurred by the organization in the event of default of another member. Such obligations vary with different organizations. These obligations may be limited to members who dealt with the defaulting member, an amount related to our contribution to a member’s guarantee fund, or an amount specified in the membership agreement. It is difficult to estimate our maximum exposure under these membership agreements, since this would require an assessment of future claims that may be made against us that have not yet occurred. Based on historical experience, we expect the risk of loss to be remote.

Indemnification Agreements

In the normal course of operations, we enter into various agreements that provide general indemnifications. These indemnifications typically occur in connection with sales of assets, securities offerings, service contracts, membership agreements, clearing arrangements, derivatives contracts and leasing transactions. As part of the acquisition of M&I, we acquired a securities lending business that lends securities owned by clients to borrowers who have been evaluated for credit risk using the same credit risk process that is applied to loans and other credit assets. In connection with these activities, we provide an indemnification to lenders against losses resulting from the failure of the borrower to return loaned securities when due. All borrowings are fully collateralized with cash or marketable securities. As securities are loaned, we require borrowers to maintain collateral which is equal to or in excess of 100% of the fair value of the securities borrowed. The collateral is revalued on a daily basis. The amount of securities loaned subject to indemnification was $4,261 million as at April 30, 2013 ($4,343 million as at October 31, 2012). No amount was included in our Consolidated Balance Sheet as at April 30, 2013 and October 31, 2012 related to these indemnifications.

44 • BMO Financial Group Second Quarter Report 2013

Note 6: Securitization

Periodically, we securitize loans to obtain alternate sources of funding. Securitization involves selling loans to trusts

(“securitization vehicles”), which buy the loans and then issue either interest bearing or discounted investor certificates.

The following table shows the carrying amounts related to securitization activities with third parties that are recorded on our Consolidated Balance Sheet, together with the associated liabilities, for each category of asset on the balance sheet:

(Canadian $ in millions)		April 30, 2013	(1) (2)		October 31, 2012
	Carrying amount of assets	Associated liabilities		Carrying amount of assets	Associated liabilities
Available-for-sale securities	122			428
Residential mortgages	9,563			9,020
	9,685			9,448
Other Related Assets	11,458			11,105
Total	21,143	20,788		20,553	20,312
(1)	The fair value of the securitized assets is $21,372 million and the fair value of the associated liabilities is $21,264 million, for a net position of $108 million. Securitized assets are those which we have transferred to third parties, including other related assets.
(2)	During the quarter ended April 30, 2013, we sold $1,893 million of loans to third-party securitization programs ($1,774 million during the quarter ended April 30, 2012).

Certain comparative figures have been reclassified to conform with current period’s presentation.

The other related assets represent payments received on account of loans pledged under securitization that have not been applied against the associated liabilities. The payments received are held on behalf of the investors in the securitization vehicles until principal payments are required to be made on the associated liabilities. In order to compare all assets supporting the associated liabilities, this amount is added to the carrying value of the securitized assets in the above table.

Note 7: Special Purpose Entities

Total assets in our unconsolidated special purpose entities (“SPEs”) and our exposure to losses are summarized in the following table:

(Canadian $ in millions)	April 30, 2013						October 31, 2012
	Exposure to loss					Total assets	Exposure to loss					Total assets
	Undrawn facilities (1)	Drawn facilities and loans provided	Securities held	Derivative assets	Total		Undrawn facilities (1)	Drawn facilities and loans provided	Securities held	Derivative assets	Total
Unconsolidated SPEs
Canadian customer securitization vehicles (2)	3,578	-	117	-	3,695	2,284	3,691	-	118	-	3,809	2,697
Structured finance vehicles	na	na	12,565	-	12,565	32,207	na	na	10,324	-	10,324	26,500
Total	3,578	-	12,682	-	16,260	34,491	3,691	-	10,442	-	14,133	29,197
(1)	These facilities are backstop liquidity facilities provided to our Canadian customer securitization vehicles. None of the backstop liquidity facilities provided to our Canadian customer securitization vehicles related to credit support as at April 30, 2013 and October 31, 2012.
(2)	Securities held that are issued by our Canadian customer securitization vehicles are comprised of asset-backed commercial paper and are classified as trading securities and available-for-sale securities. Assets held by all these vehicles relate to assets in Canada.

na - not applicable

BMO Financial Group Second Quarter Report 2013 • 45

Total assets in our consolidated SPEs and our exposure to losses are summarized in the following table:

(Canadian $ in millions)	April 30, 2013										October 31, 2012
				Exposure to loss		Total assets					Exposure to loss	Total assets
	Undrawn facilities	Drawn facilities and loans provided	Securities held	Derivative assets	Total (1)		Undrawn facilities	Drawn facilities and loans provided	Securities held	Derivative assets	Total (1)
Consolidated SPEs
Canadian customer securitization vehicles	3	-	581	-	584	581	7	-	574	-	581	574
U.S customer securitization vehicle	3,709	32	-	-	3,741	2,992	4,144	58	-	2	4,204	3,378
Bank securitization vehicles (2)	-	-	1,527	-	1,527	5,762	-	-	192	-	192	5,323
Credit protection vehicle (3)	522	-	1,398	36	1,956	2,226	522	-	1,385	104	2,011	2,226
Structured investment vehicles	20	495	-	2	517	688	40	1,440	-	1	1,481	1,597
Capital and funding trusts	3,249	9,356	842	73	13,520	13,142	2,973	11,132	842	91	15,038	14,972
Total	7,503	9,883	4,348	111	21,845	25,391	7,686	12,630	2,993	198	23,507	28,070
(1)	We consolidate the SPEs in the table and as a result, all intercompany balances and transactions between us and the consolidated SPEs are eliminated upon consolidation.
(2)	Included in other liabilities is $4,289 million of term asset-backed securities funding our bank securitization vehicles ($5,186 million as at October 31, 2012).
(3)	Total assets include cash and interest bearing deposits of $2,080 million and securities of $146 million ($2,069 million and $157 million, respectively as at October 31, 2012).

Note 8: Acquisitions

The cost of an acquisition is measured at the fair value of the consideration, including contingent consideration. Acquisition-related costs are recognized as an expense in the period in which they are incurred. The acquired identifiable assets, liabilities and contingent consideration are measured at their fair values at the date of acquisition. Goodwill is measured as the excess of the aggregate of the consideration transferred over the net of the amounts of identifiable assets acquired and liabilities assumed. The results of operations of acquired businesses are included in our consolidated financial statements beginning on the date of acquisition.

Aver Media LP (“Aver”)

On April 1, 2013, we completed the acquisition of the assets of Aver Media LP, a private Canadian-based film and TV media lending company for cash consideration of $260 million, subject to a post-closing adjustment based on net assets, plus contingent consideration of approximately $10 million to be paid over the next eighteen months. Acquisition costs of $1 million were expensed in non-interest expense, other in our Consolidated Statement of Income. This asset acquisition is predominantly of the Aver loan portfolio which provides us with additional opportunities to grow our commercial loan business by expanding our presence in the film and television production industry. Goodwill related to this acquisition is deductible for tax purposes. As part of this acquisition, we acquired a customer relationship intangible asset which is being amortized on an accelerated basis over 10 years. Aver is part of our P&C Canada reporting segment. The acquisition was accounted for as a business combination.

Asian Wealth Management Business (“AWMB”)

On January 25, 2013, the bank completed the acquisition of an Asian- based wealth management business for cash consideration of $33 million. During the quarter ended April 30, 2013, the purchase price increased from $33 million to $34 million due to a post-closing adjustment based upon working capital. Acquisition costs of $4 million were expensed in non-interest expense, other in our Consolidated Statement of Income. The business provides private banking services to high net worth individuals in the Asia-Pacific region and provides an important opportunity for us to expand our offering to high net worth individuals in this region. Goodwill related to this acquisition is deductible for tax purposes. As part of this acquisition, we acquired a customer relationship intangible asset which is being amortized on a straight-line basis over 15 years, and software intangible assets which are being amortized over their remaining useful lives. Asian Wealth Management Business is part of our Private Client Group reporting segment.

CTC Consulting, LLC (“CTC”)

On June 11, 2012, we completed the acquisition of United States-based CTC Consulting, LLC for cash consideration of $20 million. During the year ended October 31, 2012, we increased the purchase price by $1 million to $21 million based on a revaluation of equity. Acquisition costs of less than $1 million were expensed in non-interest expense, other in our Consolidated Statement of Income. The acquisition of CTC will help us to expand and enhance our manager research and advisory capabilities and investment offering to ultra-high-net-worth clients and select multi-family offices and wealth advisors. This will allow us to further strengthen and expand our presence in the United States. As part of this acquisition, we acquired a customer relationship intangible asset which is being amortized on an accelerated basis over 15 years. Goodwill related to this acquisition is not deductible for tax purposes. CTC is part of our Private Client Group reporting segment.

46 • BMO Financial Group Second Quarter Report 2013

The estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition are as follows:

(Canadian $ in millions)		2013	2012

	Aver	AWMB	CTC
Cash resources	-	434	2
Loans	232	311	-
Premises and equipment	-	1	1
Goodwill	20	18	7
Intangible assets	16	15	11
Other assets	3	1	2
Total assets	271	780	23
Deposits	-	746	-
Other liabilities	1	-	2
Total liabilities	1	746	2
Purchase price	270	34	21

The allocation of the purchase price for Aver, AWMB and CTC is subject to refinement as we complete the valuation of the assets acquired and liabilities assumed.

COFCO Trust Co. (“COFCO”)

On August 1, 2012, we acquired a 19.99% interest in COFCO Trust Co., a subsidiary of COFCO Group, one of China’s largest state-owned enterprises with operations across a variety of sectors, including agriculture and financial services. We recorded our investment in COFCO at cost and adjust our investment for our proportionate share of any net income or loss, other comprehensive income or loss and dividends. The investment provides an important opportunity for us to expand our offering to high net worth and institutional clients in China. COFCO Trust Co. is part of our Private Client Group reporting segment.

Note 9: Goodwill

When we complete an acquisition, we allocate the purchase price paid to the assets acquired, including identifiable intangible assets and the liabilities assumed. Any excess of the consideration transferred over the fair value of those net assets is considered to be goodwill. Goodwill is not amortized.

    There were no write-downs of goodwill due to impairment during the three and six months ended April 30, 2013 and the year ended October 31, 2012.

A continuity of our goodwill by cash generating unit for the quarter ended April 30, 2013 and the year ended October 31, 2012 is as follows:

(Canadian $ in millions)					Personal and Commercial Banking									Private Client Group	BMO Capital Markets		Total
	P&C Canada		P&C U.S.		Total	Client Investing		Global Asset Management	*	Private Banking		Insurance
Goodwill as at October 31, 2011	122		2,545		2,667	68		377		344		2		791	191		3,649
Acquisitions during the year	-		-		-	-		-		7		-		7	-		7
Other (1)	-		48		48	-		4		6		-		10	3		61
Goodwill as at October 31, 2012	122		2,593		2,715	68		381		357		2		808	194		3,717
Acquisitions during the period	20		-		20	-		-		18		-		18	-		38
Other (1)	-		19		19	-		-		3		-		3	1		23
Goodwill as at April 30, 2013	142	(2)	2,612	(3)	2,754	68	(4)	381	(5)	378	(6)	2	(7)	829	195	(8)	3,778
(1)	Other changes in goodwill included the effects of translating goodwill denominated in foreign currencies into Canadian dollars and purchase accounting adjustments related to prior-year purchases.
(2)	Relates primarily to Moneris Solutions Corporation, bcpbank Canada, Diners Club, and Aver Media LP.
(3)	Relates primarily to New Lenox State Bank, First National Bank of Joliet, Household Bank branches, Mercantile Bancorp, Inc., Villa Park Trust Savings Bank, First National Bank & Trust, Ozaukee Bank, Merchants and Manufacturers Bancorporation, Inc., AMCORE and M&I.
(4)	Relates to BMO Nesbitt Burns Inc.
(5)	Relates to Guardian Group of Funds Ltd., Pyrford International plc, Integra GRS, LGM and M&I.
(6)	Relates primarily to Harris myCFO, Inc., Stoker Ostler Wealth Advisors, Inc. M&I, CTC Consulting LLC and AWMB.
(7)	Relates to AIG.
(8)	Relates to Gerard Klauer Mattison Co., Inc., BMO Nesbitt Burns Inc, Griffin, Kubik, Stephens & Thompson, Inc., Paloma Securities LLC and M&I.

*	formerly, Investment Products

BMO Financial Group Second Quarter Report 2013 • 47

Note 10: Deposits

	Payable on demand				Payable after notice		Payable on a fixed date (3)		Total
(Canadian $ in millions)	Interest bearing		Non-interest bearing
	April 30, 2013	October 31, 2012	April 30, 2013	October 31, 2012	April 30, 2013	October 31, 2012	April 30, 2013	October 31, 2012	April 30, 2013	October 31, 2012
Deposits by:
Banks	1,866	2,116	1,158	611	2,895	2,653	16,696	12,722	22,615	18,102
Businesses and governments	12,410	12,205	28,527	21,431	50,105	49,208	122,092	103,726	213,134	186,570
Individuals	2,609	2,545	11,214	10,388	67,677	63,770	41,087	42,327	122,587	119,030
Total (1) (2)	16,885	16,866	40,899	32,430	120,677	115,631	179,875	158,775	358,336	323,702
Booked In
Canada	15,374	16,011	24,684	24,280	70,879	65,810	97,208	97,243	208,145	203,344
United States	854	596	16,128	8,007	49,053	48,968	67,814	49,614	133,849	107,185
Other Countries	657	259	87	143	745	853	14,853	11,918	16,342	13,173
Total	16,885	16,866	40,899	32,430	120,677	115,631	179,875	158,775	358,336	323,702
(1)	Includes structured notes designated at fair value through profit or loss.
(2)	As at April 30, 2013 and October 31, 2012, total deposits payable on a fixed date included $21,649 million and $17,613 million, respectively, of federal funds purchased and commercial paper issued. Included in deposits as at April 30, 2013 and October 31, 2012 are $181,687 million and $146,003 million, respectively, of deposits denominated in U.S. dollars, and $2,941 million and $4,777 million, respectively, of deposits denominated in other foreign currencies.
(3)	Includes $155,920 million of deposits, each greater than one hundred thousand dollars, of which $78,889 million were booked in Canada, $62,177 million were booked in the United States and $14,854 million were booked in other countries ($134,146 million, $79,223 million, $43,005 million and $11,918 million, respectively, in October 31, 2012). Of the $78,889 million of deposits booked in Canada $30,902 million mature in less than three months, $3,356 mature in three to six months, $6,807 million mature in six to 12 months and $37,824 million mature after 12 months ($79,223 million, $35,023 million, $5,250 million, $7,979 million and $30,971 million, respectively, in October 31, 2012). We have liquid assets of $175,681 million to support these and other deposit liabilities ($154,606 million in October 31, 2012). A portion of these liquid assets have been pledged.

Certain comparative figures have been reclassified to conform with current period’s presentation.

During the quarter ended January 31, 2013, the €1,000,000 4.25% Covered Bond-Series 1 deposit matured.

During the quarter ended January 31, 2012, we issued US$2.0 billion Covered Bond-Series 5. This deposit pays interest of 1.95% and matures on January 30, 2017.

Deposits payable on demand are comprised primarily of our customers’ chequing accounts, some of which we pay interest on. Our customers need not notify us prior to withdrawing money from their chequing accounts.

Deposits payable after notice are comprised primarily of our customers’ savings accounts, on which we pay interest.

Deposits payable on a fixed date are comprised of:

•

Various investment instruments purchased by our customers to earn interest over a fixed period, such as term deposits and guaranteed investment certificates. The terms of these deposits can vary from one day to 10 years.

•

Federal funds purchased, which are overnight borrowings of other banks’ excess reserve funds at a United States Federal Reserve Bank. As at April 30, 2013, we had borrowed $274 million of federal funds ($1,674 million as at October 31, 2012).

•	Commercial paper, which totalled $4,580 million as at April 30, 2013 ($4,513 million as at October 31, 2012).
•	Covered bonds, which totalled $7,759 million as at April 30, 2013 ($9,053 million as at October 31, 2012).

Note 11: Capital Trust Securities

During the quarters ended April 30, 2013 and 2012, we did not issue or redeem any Capital Trust Securities.

During the quarter ended January 31, 2012, we redeemed all of our BMO Capital Trust Securities – Series C (“BMO BOaTs – Series C”) at a redemption amount equal to $1,000 for an aggregate redemption of $400 million, plus unpaid distributions which had been declared.

48 • BMO Financial Group Second Quarter Report 2013

Note 12: Share Capital

During the quarter ended April 30, 2013, we redeemed all of our Non-cumulative Class B Preferred Shares Series 5, at a redemption price of $25.00 per share plus declared and unpaid dividends up to but excluding the date fixed for redemption.

During the quarter ended April 30, 2013, we redeemed all of the outstanding 7 3/8 % Noncumulative Exchangeable Preferred Stock, Series A, issued by one of our subsidiaries at a redemption price equal to US$25 per share for an aggregate redemption of US$250 million, plus unpaid dividends up to the date of redemption. Prior to the redemption, these preferred shares were reported in our Consolidated Balance Sheet as non-controlling interest in subsidiaries. We recognized a gain of $107 million in contributed surplus related to foreign exchange on redemption of preferred shares.

On February 1, 2013, we commenced a normal course issuer bid effective for one year. Under this bid, we may repurchase up to 15,000,000 common shares.

During the quarter ended April 30, 2013, we repurchased 4,000,000 common shares at an average cost of $63.58 per share, totalling $254 million, approximately 0.62% of our common shares then outstanding.

During the quarter ended April 30, 2012, we redeemed all of our U.S dollar denominated Non-cumulative Perpetual Class B Preferred Shares Series 10, at a price of US$25.00 per share plus all declared and unpaid dividends up to but excluding the date fixed for redemption. We recognized a gain of $96 million in contributed surplus related to foreign exchange upon redemption.

Share Capital Outstanding (1)

(Canadian $ in millions, except as noted)	April 30, 2013		October 31, 2012
	Number of shares	Amount	Number of shares	Amount	Convertible into…
Preferred Shares – Classified as Equity
Class B – Series 5	-	-	8,000,000	200	-
Class B – Series 13	14,000,000	350	14,000,000	350	-
Class B – Series 14	10,000,000	250	10,000,000	250	-
Class B – Series 15	10,000,000	250	10,000,000	250	-
Class B – Series 16	12,000,000	300	12,000,000	300	preferred shares – class B – series 17 (2)
Class B – Series 18	6,000,000	150	6,000,000	150	preferred shares – class B – series 19 (2)
Class B – Series 21	11,000,000	275	11,000,000	275	preferred shares – class B – series 22 (2)
Class B – Series 23	16,000,000	400	16,000,000	400	preferred shares – class B – series 24 (2)
Class B – Series 25	11,600,000	290	11,600,000	290	preferred shares – class B – series 26 (2)
		2,265		2,465
Common Shares (3)	648,987,742	12,014	650,729,644	11,957
Share Capital		14,279		14,422
(1)	For additional information refer to Notes 20 and 22 to our consolidated financial statements for the year ended October 31, 2012 on pages 156 to 160 of our 2012 Annual Report.
(2)	If converted, the holders have the option to convert back to the original preferred shares on subsequent redemption dates.
(3)	The stock options issued under the stock option plan are convertible into 16,660,072 common shares as at April 30, 2013 (15,801,966 common shares as at October 31, 2012).

Note 13: Capital Management

Our objective is to maintain a strong capital position in a cost-effective structure that: considers our target regulatory capital ratios and internal assessment of required economic capital; is consistent with our targeted credit ratings; underpins our operating groups’ business strategies; and builds depositor confidence and long-term shareholder value.

We have met OSFI’s stated “all-in” target capital ratios requirement as at April 30, 2013. Our capital position as at April 30, 2013 is detailed in the Capital Management section on pages 18 to 20 of Management’s Discussion and Analysis of the Second Quarter Report to Shareholders.

BMO Financial Group Second Quarter Report 2013 • 49

Note 14: Employee Compensation

Stock Options

During the six months ended April 30, 2013, we granted a total of 2,003,446 stock options (2,526,345 stock options during the six months ended April 30, 2012). The weighted-average fair value of options granted during the six months ended April 30,

2013 was $5.29 per option ($5.54 per option for the six months ended April 30, 2012).

    To determine the fair value of the stock option tranches (i.e. the 25% portion that vests each year) on the grant date, the following ranges of values were used for each option pricing assumption:

For stock options granted during the six months ended	April 30, 2013	April 30, 2012
Expected dividend yield	6.0%-6.2%	6.8%-7.2%
Expected share price volatility	18.1%-18.6%	21.3%-22.3%
Risk-free rate of return	1.7%-1.9%	1.5%-1.8%
Expected period until exercise (in years)	5.5-7.0	5.5-7.0

Changes to the input assumptions can result in different fair value estimates.

Pension and Other Employee Future Benefit Expenses

Pension and other employee future benefit expenses are determined as follows:

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
For the three months ended	April 30, 2013	April 30, 2012	April 30, 2013	April 30, 2012
Benefits earned by employees	56	46	6	5
Interest cost on accrued benefit liability	65	65	13	13
Actuarial loss recognized in expense	4	1	-	-
Plan amendment costs recognized in expense	-	-	(1)	(1)
Expected return on plan assets	(83)	(78)	(1)	(1)
Benefits expense	42	34	17	16
Canada and Quebec pension plan expense	25	24	-	-
Defined contribution expense	3	3	-	-
Total pension and other employee future benefit expenses	70	61	17	16

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
For the six months ended	April 30, 2013	April 30, 2012	April 30, 2013	April 30, 2012
Benefits earned by employees	112	92	13	9
Interest cost on accrued benefit liability	129	132	26	26
Actuarial loss recognized in expense	8	1	-	-
Plan amendment costs recognized in expense	-	-	(2)	(2)
Expected return on plan assets	(164)	(157)	(3)	(2)
Benefits expense	85	68	34	31
Canada and Quebec pension plan expense	41	40	-	-
Defined contribution expense	5	5	-	-
Total pension and other employee future benefit expenses	131	113	34	31

50 • BMO Financial Group Second Quarter Report 2013

Note 15: Earnings Per Share

The following tables present the bank’s basic and diluted earnings per share:

Basic earnings per share

(Canadian $ in millions, except as noted)	For the three months ended		For the six months ended
	April 30, 2013	April 30, 2012	April 30, 2013	April 30, 2012
Net income attributable to Bank shareholders	957	1,010	1,987	2,100
Dividends on preferred shares	(28)	(34)	(61)	(71)
Net income available to common shareholders	929	976	1,926	2,029
Average number of common shares outstanding (in thousands)	651,296	642,491	651,371	641,248
Basic earnings per share (Canadian $)	1.43	1.52	2.96	3.16

Diluted earnings per share

(Canadian $ in millions, except as noted)	For the three months ended		For the six months ended
	April 30, 2013	April 30, 2012	April 30, 2013	April 30, 2012
Net income available to common shareholders adjusted for dilution effect	929	976	1,926	2,037
Average number of common shares outstanding (in thousands)	651,296	642,491	651,371	641,248
Convertible shares	-	1,906	-	6,045
Stock options potentially exercisable (1)	11,376	8,420	9,100	6,111
Common shares potentially repurchased	(9,899)	(7,137)	(7,769)	(4,822)
Average diluted number of common shares outstanding (in thousands)	652,773	645,680	652,702	648,582
Diluted earnings per share (Canadian $)	1.42	1.51	2.95	3.14
(1)	In computing diluted earnings per share we excluded average stock options outstanding of 2,747,755 and 4,942,069 with a weighted-average exercise price of $201.73 and $140.27, respectively, for the three months and six months ended April 30, 2013 (6,317,173 and 8,535,967 with a weighted-average exercise price of $133.33 and $115.33, respectively, for the three months and six months ended April 30, 2012) as the average share price for the period did not exceed the exercise price.

Basic Earnings per Share

Our basic earnings per share is calculated by dividing our net income, after deducting total preferred shares dividends, by the daily average number of fully paid common shares outstanding throughout the year.

Diluted Earnings per Share

Diluted earnings per share represents what our earnings per share would have been if instruments convertible into common shares that had the impact of reducing our earnings per share had been converted either at the beginning of the year for instruments that were outstanding at the beginning of the year or from the date of issue for instruments issued during the year.

Convertible Shares

In determining diluted earnings per share, we increase net income available to common shareholders by dividends paid on convertible preferred shares and interest on capital trust securities as these distributions would not have been paid if the instruments had been converted at the beginning of the year.

Similarly, we increase the average number of common shares outstanding by the number of shares that would have been issued had the conversion taken place at the beginning of the year, or on the date of issue if later.

Employee Stock Options

In determining diluted earnings per share, we increase the average number of common shares outstanding by the number of shares that would have been issued if all stock options with a strike price below the average share price for the year had been exercised. When performance targets have not been met, affected options are excluded from the calculation. We also decrease the average number of common shares outstanding by the number of our common shares that we could have repurchased if we had used the proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the period. We do not adjust for stock options with a strike price above the average share price for the year because including them would increase our earnings per share, not dilute it.

BMO Financial Group Second Quarter Report 2013 • 51

Note 16: Operating and Geographic Segmentation

Operating Groups

We conduct our business through three operating groups, each of which has a distinct mandate. We determine our operating groups based on our management structure and therefore these groups, and results attributed to them, may not be comparable with those of other financial services companies. We evaluate the performance of our groups using measures such as net income, revenue growth, return on equity, net economic profit and non-interest expense-to-revenue (productivity) ratio, as well as cash operating leverage.

Personal and Commercial Banking

Personal and Commercial Banking (“P&C”) is comprised of two operating segments: Personal and Commercial Banking Canada and Personal and Commercial Banking U.S.

Personal and Commercial Banking Canada

Personal and Commercial Banking Canada (“P&C Canada”) offers a broad range of products and services in two customer segments – personal banking and commercial banking. These include financial solutions for everyday banking, financing, investing, credit cards and creditor insurance, as well as a variety of commercial products and financial advisory services. We deliver services through our network of BMO Bank of Montreal branches, telephone, online and mobile banking platforms, and automated banking machines (“ABMs”), supported by a highly skilled sales force that includes mortgage specialists, financial planners, small business bankers and commercial specialists.

Personal and Commercial Banking U.S.

Personal and Commercial Banking U.S. (“P&C U.S.”) offers a broad range of products and services to individuals and small and mid-sized business customers. We deliver services through our network of BMO Harris Bank branches, contact centre, online and mobile banking platforms, and ABMs across eight states. We deliver financial expertise to our commercial banking customers through a broad range of lending and treasury management services and products, offering in-depth, specific industry knowledge and strategic capital markets solutions.

Private Client Group

Private Client Group (“PCG”), our group of wealth management businesses, serves a full range of client segments from mainstream to ultra-high net worth and institutional, with a broad offering of wealth management products and solutions, including insurance products. PCG operates in Canada and the United States, as well as in Asia and Europe.

BMO Capital Markets

BMO Capital Markets (“BMO CM”) is a full-service North American financial services provider offering equity and debt underwriting, corporate lending and project financing, mergers and acquisitions advisory services, securitization, treasury management, market risk management, debt and equity research, and institutional sales and trading. BMO CM operates in North America and in various locations around the world.

Corporate Services

Corporate Services consist of Corporate Units and Technology and Operations.

    Corporate Units provide enterprise-wide expertise and governance support in a variety of areas, including strategic planning, risk management, finance, legal and compliance, marketing, communications and human resources.

    Technology and Operations (T&O) manages, maintains and provides governance over information technology, operations services, real estate and sourcing for BMO Financial Group.

    The costs of Corporate Units and T&O services are largely transferred to the three client operating groups (P&C, PCG and BMO Capital Markets), and only relatively minor amounts are retained in Corporate Services results. As such, Corporate Services operating results reflect the impact of certain asset-liability management activities, the elimination of taxable equivalent adjustments, the results from certain impaired asset portfolios, recovery of provisions for credit losses on the M&I purchased credit impaired loan portfolio, credit related items on the M&I purchased performing loan portfolio, run-off structured credit activities, M&I integration costs, M&I acquisition-related costs, adjustments to the collective allowance for credit losses and restructuring costs.

    During the quarter ended January 31, 2013, we changed the way we evaluate our operating segments to reflect the provision for credit losses on an actual loss basis. The change in allocation methodology enhances the assessment of performance against our peer group. Previously, provisions for credit losses were allocated to each group based on an expected losses basis for that group, with the difference between expected losses and actual losses reported in Corporate Services. Prior period results have been restated to reflect this change.

Basis of Presentation

The results of these operating segments are based on our internal financial reporting systems. The accounting policies used in these segments are generally consistent with those followed in the preparation of our consolidated financial statements as disclosed in Note 1 and throughout the consolidated financial statements. A notable accounting measurement difference is the taxable equivalent basis adjustment as described below.

Taxable Equivalent Basis

We analyze net interest income on a taxable equivalent basis (“teb”) at the operating group level. This basis includes an adjustment which increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level that incurs tax at the statutory rate. The operating groups’ teb adjustments are eliminated in Corporate Services.

52 • BMO Financial Group Second Quarter Report 2013

Inter-Group Allocations

Various estimates and allocation methodologies are used in the preparation of the operating groups’ financial information. We allocate expenses directly related to earning revenue to the groups that earned the related revenue. Expenses not directly related to earning revenue, such as overhead expenses, are allocated to operating groups using allocation formulas applied on a consistent basis. Operating group net interest income reflects internal funding charges and credits on the groups’ assets, liabilities and capital, at market rates, taking into account relevant terms and currency considerations. The offset of the net impact of these charges and credits is reflected in Corporate Services.

Geographic Information

We operate primarily in Canada and the United States but we also have operations in the United Kingdom, Europe, the Caribbean and Asia, which are grouped in Other Countries. We allocate our results by geographic region based on the location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for the consolidated provision for credit losses, which is allocated based upon the country of ultimate risk.

    During the quarter ended January 31, 2013, we refined our methodology for the allocation of revenue in Corporate Services by geographic region. As a consequence, we have reallocated certain revenue of prior periods from Canada to the United States.

BMO Financial Group Second Quarter Report 2013 • 53

Our results and average assets, grouped by operating segment, are as follows:

(Canadian $ in millions)
For the three months ended April 30, 2013 (1)	P&C Canada	P&C U.S.	PCG	BMO CM	Corporate Services (2)	Total
Net interest income	1,059	594	135	299	11	2,098
Non-interest revenue	473	136	630	551	56	1,846
Total Revenue	1,532	730	765	850	67	3,944
Provision for credit losses	154	55	1	(6)	(59)	145
Amortization	40	43	22	9	61	175
Non-interest expense	754	412	564	494	169	2,393
Income before taxes and non-controlling interest in subsidiaries	584	220	178	353	(104)	1,231
Provision for income taxes	154	65	37	78	(78)	256
Reported net income	430	155	141	275	(26)	975
Non-controlling interest in subsidiaries	-	-	-	-	18	18
Net Income attributable to bank shareholders	430	155	141	275	(44)	957
Average Assets	174,434	63,567	22,103	250,970	44,016	555,090
Goodwill (As At)	142	2,612	829	195	-	3,778

For the three months ended April 30, 2012 (1)	P&C Canada	P&C U.S.	PCG	BMO CM	Corporate Services (2)	Total
Net interest income	1,068	604	129	311	8	2,120
Non-interest revenue	461	134	615	481	148	1,839
Total Revenue	1,529	738	744	792	156	3,959
Provision for credit losses	167	60	1	19	(52)	195
Amortization	38	45	16	9	61	169
Non-interest expense	737	424	537	460	172	2,330
Income before taxes and non-controlling interest in subsidiaries	587	209	190	304	(25)	1,265
Provision for income taxes	154	67	43	71	(98)	237
Reported net income	433	142	147	233	73	1,028
Non-controlling interest in subsidiaries	-	-	-	-	18	18
Net Income attributable to bank shareholders	433	142	147	233	55	1,010
Average Assets	159,127	60,886	20,105	248,283	49,790	538,191
Goodwill (As At)	122	2,586	801	193	-	3,702
(Canadian $ in millions)

For the six months ended April 30, 2013 (1)	P&C Canada	P&C U.S.	PCG	BMO CM	Corporate Services (2)	Total
Net interest income	2,161	1,194	272	597	90	4,314
Non-interest revenue	934	288	1,272	1,157	60	3,711
Total Revenue	3,095	1,482	1,544	1,754	150	8,025
Provision for credit losses	282	87	3	(21)	(28)	323
Amortization	81	87	41	20	122	351
Non-interest expense	1,526	817	1,114	998	352	4,807
Income before taxes and non-controlling interest in subsidiaries	1,206	491	386	757	(296)	2,544
Provision for income taxes	318	154	82	172	(205)	521
Reported net income	888	337	304	585	(91)	2,023
Non-controlling interest in subsidiaries	-	-	-	-	36	36
Net Income attributable to bank shareholders	888	337	304	585	(127)	1,987
Average Assets	172,910	62,968	21,668	251,954	45,216	554,716
Goodwill (As At)	142	2,612	829	195	-	3,778

For the six months ended April 30, 2012 (1)	P&C Canada	P&C U.S.	PCG	BMO CM	Corporate Services (2)	Total
Net interest income	2,184	1,242	295	601	116	4,438
Non-interest revenue	908	283	1,146	966	335	3,638
Total Revenue	3,092	1,525	1,441	1,567	451	8,076
Provision for credit losses	322	123	6	10	(125)	336
Amortization	77	93	32	19	123	344
Non-interest expense	1,506	869	1,079	934	321	4,709
Income before taxes and non-controlling interest in subsidiaries	1,187	440	324	604	132	2,687
Provision for income taxes	313	139	73	147	(122)	550
Reported net income	874	301	251	457	254	2,137
Non-controlling interest in subsidiaries	-	-	-	-	37	37
Net Income attributable to bank shareholders	874	301	251	457	217	2,100
Average Assets	158,318	61,679	19,793	248,506	49,894	538,190
Goodwill (As At)	122	2,586	801	193	-	3,702

(1) Operating groups report on a taxable equivalent basis – see Basis of Presentation section.     (2) Corporate Services includes Technology and Operations.

Prior periods have been restated to give effect to the current period’s organizational structure and presentation changes.

54 • BMO Financial Group Second Quarter Report 2013

Our results and average assets, allocated by geographic region, are as follows:

(Canadian $ in millions)
For the three months ended April 30, 2013	Canada	United States	Other Countries	Total
Net interest income	1,260	824	14	2,098
Non-interest revenue	1,304	443	99	1,846
Total Revenue	2,564	1,267	113	3,944
Provision for credit losses	171	(26)	-	145
Amortization	105	67	3	175
Non-interest expense	1,468	859	66	2,393
Income before taxes and non-controlling interest in subsidiaries	820	367	44	1,231
Provision for income taxes	149	112	(5)	256
Reported net income	671	255	49	975
Non-controlling interest in subsidiaries	14	4	-	18
Net Income attributable to bank shareholders	657	251	49	957
Average Assets	339,401	195,409	20,280	555,090
Goodwill (As At)	466	3,219	93	3,778

For the three months ended April 30, 2012	Canada	United States	Other Countries	Total
Net interest income	1,294	815	11	2,120
Non-interest revenue	1,263	446	130	1,839
Total Revenue	2,557	1,261	141	3,959
Provision for credit losses	167	28	-	195
Amortization	98	69	2	169
Non-interest expense	1,399	881	50	2,330
Income before taxes and non-controlling interest in subsidiaries	893	283	89	1,265
Provision for income taxes	155	80	2	237
Reported net income	738	203	87	1,028
Non-controlling interest in subsidiaries	13	5	-	18
Net Income attributable to bank shareholders	725	198	87	1,010
Average Assets	330,068	187,905	20,218	538,191
Goodwill (As At)	447	3,162	93	3,702

(Canadian $ in millions)
For the six months ended April 30, 2013	Canada	United States	Other Countries	Total
Net interest income	2,571	1,714	29	4,314
Non-interest revenue	2,607	903	201	3,711
Total Revenue	5,178	2,617	230	8,025
Provision for credit losses	304	20	(1)	323
Amortization	212	134	5	351
Non-interest expense	2,927	1,751	129	4,807
Income before taxes and non-controlling interest in subsidiaries	1,735	712	97	2,544
Provision for income taxes	343	181	(3)	521
Reported net income	1,392	531	100	2,023
Non-controlling interest in subsidiaries	27	9	-	36
Net Income attributable to bank shareholders	1,365	522	100	1,987
Average Assets	343,596	190,528	20,592	554,716
Goodwill (As At)	466	3,219	93	3,778

For the six months ended April 30, 2012	Canada	United States	Other Countries	Total
Net interest income	2,606	1,807	25	4,438
Non-interest revenue	2,455	919	264	3,638
Total Revenue	5,061	2,726	289	8,076
Provision for credit losses	351	(15)	-	336
Amortization	197	144	3	344
Non-interest expense	2,842	1,768	99	4,709
Income before taxes and non-controlling interest in subsidiaries	1,671	829	187	2,687
Provision for income taxes	307	241	2	550
Reported net income	1,364	588	185	2,137
Non-controlling interest in subsidiaries	27	10	-	37
Net Income attributable to bank shareholders	1,337	578	185	2,100
Average Assets	325,731	192,117	20,342	538,190
Goodwill (As At)	447	3,162	93	3,702
Prior periods have been restated to give effect to the current period’s organizational structure and presentation changes.

BMO Financial Group Second Quarter Report 2013 • 55

Note 17: Financial Instruments

Book Value and Fair Value of Financial Instruments

Set out in the following table are the amounts that would be reported if all of our financial instrument assets and liabilities were reported at their fair values. Refer to the notes to our annual consolidated financial statements for the year ended October 31, 2012 on pages 170 to 176 for further discussion on the determination of fair value.

(Canadian $ in millions)	April 30, 2013					October 31, 2012
	Book value	Fair value	Fair value over (under) book value	Book value	Fair value	Fair value over (under) book value
Assets
Cash and cash equivalents	38,446	38,446	-	19,941	19,941	-
Interest bearing deposits with banks	6,230	6,230	-	6,341	6,341	-
Securities	122,456	122,774	318	128,324	128,492	168
Securities borrowed or purchased under resale agreements	59,478	59,478	-	47,011	47,011	-
Loans Residential mortgages	91,439	92,456	1,017	87,870	88,554	684
Consumer instalment and other personal	62,308	61,512	(796)	61,436	61,014	(422)
Credit cards	7,642	7,396	(246)	7,814	7,573	(241)
Businesses and governments	95,382	94,153	(1,229)	90,402	88,939	(1,463)
	256,771	255,517	(1,254)	247,522	246,080	(1,442)
Customers’ liability under acceptances	8,514	8,465	(49)	8,019	7,966	(53)
Allowance for credit losses (1)	(1,725)	-	1,725	(1,706)	-	1,706
Total loans and customers’ liability under acceptances, net of allowance for credit losses	263,560	263,982	422	253,835	254,046	211
Derivative instruments	43,063	43,063	-	48,071	48,071	-
Premises and equipment	2,149	2,149	-	2,120	2,120	-
Goodwill	3,778	3,778	-	3,717	3,717	-
Intangible assets	1,535	1,535	-	1,552	1,552	-
Current tax assets	1,527	1,527	-	1,293	1,293	-
Deferred tax assets	2,873	2,873	-	2,906	2,906	-
Other assets	10,163	10,163	-	10,338	10,338	-
	555,258	555,998	740	525,449	525,828	379
Liabilities
Deposits	358,336	358,598	262	323,702	323,949	247
Derivative instruments	44,011	44,011	-	48,736	48,736	-
Acceptances	8,514	8,514	-	8,019	8,019	-
Securities sold but not yet purchased	23,897	23,897	-	23,439	23,439	-
Securities lent or sold under repurchase agreements	39,005	39,005	-	39,737	39,737	-
Current tax liabilities	551	551	-	404	404	-
Deferred tax liabilities	149	149	-	171	171	-
Other liabilities	45,846	46,422	576	46,596	47,111	515
Subordinated debt	4,071	4,304	233	4,093	4,297	204
Capital trust securities	462	635	173	462	636	174
Total equity	30,416	30,416	-	30,090	30,090	-
	555,258	556,502	1,244	525,449	526,589	1,140
Total fair value adjustment			(504)			(761)
(1)	The allowance for credit losses is excluded from the calculation of the fair value of loans since the fair value already includes an adjustment for expected future losses on the loans.
Certain	comparative figures have been reclassified to conform with the current period’s presentation.

56 • BMO Financial Group Second Quarter Report 2013

Financial Instruments Designated at Fair Value

A portion of our structured note liabilities has been designated at fair value through profit or loss and are accounted for at fair value, which aligns the accounting result with the way the portfolio is managed. The change in fair value of these structured notes was a decrease in non-interest revenue, trading revenues of $19 million and $11 million, respectively, for the three and six months ended April 30, 2013 (decrease of $5 million and an increase of $28 million, respectively, for the three and six months ended April 30, 2012). This includes a decrease of $21 million and $35 million for the three and six months ended April 30, 2013 attributable to changes in our credit spread (decrease of $37 million and $31 million, respectively, for the three and six months ended April 30, 2012). We recognized offsetting amounts on derivatives and other financial instrument contracts that are held to hedge changes in the fair value of these structured notes.

The change in fair value related to changes in our credit spread that has been recognized since they were designated at fair value through profit or loss to April 30, 2013 was an unrealized loss of $35 million. Starting in 2009, we hedged the exposure to changes in our credit spreads.

The fair value and amount due at contractual maturity of these structured notes as at April 30, 2013 were $4,134 million and $4,128 million, respectively ($4,301 million and $4,284 million, respectively, as at October 31, 2012). These structured notes are recorded in Deposits in our Consolidated Balance Sheet.

We designate certain securities held by our insurance subsidiaries that support our insurance liabilities at fair value through profit or loss since the actuarial calculation of insurance liabilities is based on the fair value of the investments supporting them. This designation aligns the accounting result with the way the portfolio is managed on a fair value basis. The fair value of these investments as at April 30, 2013 of $5,797 million ($5,561 million as at October 31, 2012) is recorded in securities, trading in our Consolidated Balance Sheet. The impact of recording these investments at fair value through profit or loss were increases of $156 million and $110 million in non-interest revenue, insurance income, respectively, for the three and six months ended April 30, 2013 (decrease of $38 million and an increase of $133 million, respectively, for the three and six months ended April 30, 2012). Changes in the insurance liability balances are also recorded in non-interest revenue, insurance income.

We designate the obligation related to certain annuity contracts at fair value through profit or loss, which eliminates a measurement inconsistency that would otherwise arise from measuring the annuity liabilities and offsetting changes in the fair value of the investments supporting them on a different basis. The fair value of these annuity liabilities as at April 30,

2013 of $345 million ($317 million as at October 31, 2012) is recorded in Other Liabilities in our Consolidated Balance Sheet. The change in fair value of these annuity liabilities resulted in a decrease of $13 million and $18 million in non-interest revenue, insurance income, respectively for the three and six months ended April 30, 2013 (increase of $1 million and a decrease of $11 million , respectively, for the three and six months ended April 30, 2012). Changes in the fair value of investments backing these annuity liabilities are also recorded in non-interest revenue, insurance income.

We designate investments held by our credit protection vehicle and our structured investment vehicle at fair value through profit or loss, which aligns the accounting result with the way the portfolio is managed on a fair value basis. The fair value of these investments as at April 30, 2013 of $842 million ($1,849 million as at October 31, 2012) is recorded in securities, trading in our Consolidated Balance Sheet. The impact of recording these investments at fair value through profit or loss was a decrease in non-interest revenue, trading revenues of $30 million and $31 million for the three and six months ended April 30, 2013, respectively (increase of $69 million and $64 million, respectively, for the three and six months ended April 30, 2012).

Note liabilities issued by our credit protection vehicle and our structured investment vehicle have been designated at fair value through profit or loss and are accounted for at fair value. This eliminates a measurement inconsistency that would otherwise arise from measuring the note liabilities and offsetting changes in the fair value of investments and derivatives on a different basis. The fair value of these note liabilities as at April 30, 2013 of $960 million ($946 million as at October 31, 2012) is recorded in Other Liabilities in our Consolidated Balance Sheet. The change in fair value of these note liabilities resulted in a decrease of $1 million and $12 million in non-interest revenue, trading revenues, respectively, for the three and six months ended April 30, 2013 (decrease of $63 million and $108 million, respectively, for the three and six months ended April 30, 2012).

We designate certain investments held in our merchant banking business at fair value through profit or loss, which aligns the accounting result with the way the portfolio is managed. The fair value of these investments as at April 30, 2013 of $488 million ($654 million as at October 31, 2012) is recorded in securities, other in our Consolidated Balance Sheet. The impact of recording these investments at fair value through profit or loss was a decrease in non-interest revenue, securities gains, other than trading of $4 million and $15 million, respectively, for the three and six months ended April 30, 2013 (decrease of $0.3 million and $26 million, respectively, for the three and six months ended April 30, 2012).

BMO Financial Group Second Quarter Report 2013 • 57

Fair Value Hierarchy

We use a fair value hierarchy to categorize the inputs we use in valuation techniques to measure fair value. The extent of our use of quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and internal models without observable market information as inputs (Level 3) in the valuation of securities, fair value liabilities, derivative assets and derivative liabilities was as follows:

(Canadian $ in millions)	April 30, 2013			October 31, 2012
	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)
Trading Securities
Issued or guaranteed by:
Canadian federal government	10,821	1,042	-	9,675	1,232	-
Canadian provincial and municipal governments	2,473	3,156	-	2,615	2,827	73
U.S. federal government	6,585	-	-	7,052	-	-
U.S. states, municipalities and agencies	10	758	76	204	165	78
Other governments	56	16	-	521	-	-
Mortgage-backed securities and collateralized mortgage obligations	281	511	192	361	777	372
Corporate debt	3,780	7,648	1,076	3,871	9,117	1,331
Corporate equity	22,603	12,162	-	19,822	10,016	-
	46,609	25,293	1,344	44,121	24,134	1,854
Available-for-Sale Securities
Issued or guaranteed by:
Canadian federal government	12,182	-	-	17,277	-	-
Canadian provincial and municipal governments	2,030	359	-	2,080	600	-
U.S. federal government	3,607	-	-	10,099	-	-
U.S. states, municipalities and agencies	85	4,866	1	85	4,368	9
Other governments	4,256	1,818	-	5,388	1,208	-
Mortgage-backed securities and collateralized mortgage obligations	2,309	4,494	-	3,140	3,068	-
Corporate debt	5,517	3,217	35	5,214	2,619	42
Corporate equity	98	147	899	106	137	942
	30,084	14,901	935	43,389	12,000	993
Other Securities	-	-	488	128	-	526
Fair Value Liabilities
Securities sold but not yet purchased	21,917	1,980	-	22,729	710	-
Structured notes liabilities and other note liabilities	-	5,094	-	-	5,247	-
Annuity liabilities	-	345	-	-	317	-
	21,917	7,419	-	22,729	6,274	-
Derivative Assets
Interest rate contracts	6	33,487	1	7	38,180	3
Foreign exchange contracts	10	8,034	-	35	8,010	-
Commodity contracts	692	131	-	1,132	100	-
Equity contracts	14	491	-	20	342	5
Credit default swaps	-	161	36	-	200	37
	722	42,304	37	1,194	46,832	45
Derivative Liabilities
Interest rate contracts	6	32,821	20	7	37,037	20
Foreign exchange contracts	9	7,599	-	9	7,496	2
Commodity contracts	798	162	-	1,463	278	-
Equity contracts	29	2,398	62	78	2,146	44
Credit default swaps	-	104	3	-	154	2
	842	43,084	85	1,557	47,111	68

Certain comparative figures have been reclassified to conform with the current period’s presentation.

58 • BMO Financial Group Second Quarter Report 2013

Valuation Techniques and Significant Inputs

We determine the fair value of publicly traded fixed maturity and equity securities using quoted market prices in active markets (Level 1) when these are available. When quoted prices in active markets are not available, we determine the fair value of financial instruments using models such as discounted cash flows with observable market data for inputs such as yield and prepayment rates or broker quotes and other third-party vendor quotes (Level 2). Fair value may also be determined using models where the significant market inputs are unobservable due to inactive or minimal market activity (Level 3). We maximize the use of market inputs to the extent possible.

Our Level 2 trading securities are primarily valued using discounted cash flow models with observable spreads or based on broker quotes. The fair value of Level 2 available-for-sale securities is determined using discounted cash flow models with observable spreads or third-party vendor quotes. Level 2 structured note liabilities are valued using models with observable market information. Level 2 derivative assets and liabilities are valued using industry standard models and observable market information.

Sensitivity analysis at April 30, 2013 for the most significant Level 3 instruments, that is securities which represent greater than 10% of Level 3 instruments, is provided below.

Within Level 3 trading securities are mortgage-backed securities and collateralized mortgage obligations of $192 million. The fair value of these securities is determined using benchmarking to similar instruments and by obtaining independent prices provided by third-party vendors, broker quotes and relevant market indices, as applicable. Where external price data is not available, we assess the collateral performance in assessing the fair value of the securities. The impact of assuming a 10 basis point increase or decrease in market spread would result in a change in fair value of $(1) million and $1 million respectively.

Within Level 3 trading securities is corporate debt of $1,041 million that relates to securities that are hedged with total return swaps and credit default swaps that are also considered a Level 3 instrument. The sensitivity analysis for the structured product is performed on an aggregate basis and is described as part of the discussion on derivatives below.

Within Level 3 available-for-sale securities is corporate equity of $580 million that relates to United States Federal Reserve Banks and United States Federal Home Loan Banks that we hold to meet regulatory requirements in the United States and $319 million that relates to private equity investments. The valuation of these investments requires management judgement due to the absence of quoted market prices, the potential lack of liquidity and the long-term nature of such assets. Each quarter, the valuation of these investments is reviewed using relevant company-specific and industry data including historical and projected net income, credit and liquidity conditions and recent transactions, if any. Since the valuation of these investments does not use models, a sensitivity analysis on the category is not performed.

Within derivative assets and derivative liabilities as at April 30, 2013 was $37 million and $23 million, respectively, related to the mark-to-market of credit default swaps and total return swaps on structured products. We have determined the valuation of these derivatives and the related securities based on external price data obtained from brokers and dealers for similar structured products. Where external price information is not available, we use market-standard models to model the specific collateral composition and cash flow structure of the deal. Key inputs to the model are market spread data for each credit rating, collateral type and other relevant contractual features. The impact of assuming a 10 basis point increase or decrease in the market spread would result in a change in fair value of $(3) million and $3 million, respectively.

Significant Transfers

Transfers are made between the various fair value hierarchy levels due to changes in the availability of quoted market prices or observable market inputs due to changing market conditions. The following is a discussion of the more significant transfers between Level 1, Level 2 and Level 3 balances for the three months and six months ended April 30, 2013.

During the six months ended April 30, 2013, $16 million of trading mortgage-backed securities were transferred from Level 2 to Level 3 as a result of fewer available prices for these securities from third-party vendors during the three and six months.

During the three and six months ended April 30, 2013, $28 million of trading Canadian provincial and municipal securities, $29 million of available-for-sale corporate debt securities and $3 million of available-for-sale corporate equity securities were transferred from Level 3 to Level 2 as observable inputs became available.

Changes in Level 3 Fair Value Measurements

The table on the following page presents a reconciliation of all changes in Level 3 financial instruments during the three and six months ended April 30, 2013, including realized and unrealized gains (losses) included in earnings and other comprehensive income.

BMO Financial Group Second Quarter Report 2013 • 59

(Canadian $ in millions)
		Change in Fair Value
For the three months ended April 30, 2013	Balance January 31, 2013	Included in earnings	Included in other comprehensive income	Purchases	Sales	Maturities (1)	Transfers in/(out) of Level 3	Fair Value as at April 30, 2013	Unrealized Gains (losses) (2)
Trading Securities
Issued or guaranteed by:
Canadian provincial and municipal governments	76	(2)	-	-	(46)	-	(28)	-	-
U.S. states, municipalities and agencies	77	(1)	-	-	-	-	-	76	(1)
Mortgage-backed securities and collateralized mortgage obligations	264	8	-	-	(66)	(14)	-	192	8
Corporate debt	1,225	16	-	-	(45)	(120)	-	1,076	4
Total trading securities	1,642	21	-	-	(157)	(134)	(28)	1,344	11
Available-for-Sale Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	-	-	-	-	-	-	1	-
Corporate debt	67	-	1	-	(3)	(1)	(29)	35	1
Corporate equity	937	(5)	10	20	(60)	-	(3)	899	10
Total available-for-sale securities	1,005	(5)	11	20	(63)	(1)	(32)	935	11
Other Securities	501	(1)	-	3	(15)	-	-	488	-
Derivative Assets
Interest rate contracts	1	-	-	-	-	-	-	1	-
Equity contracts	4	-	-	-	-	-	(4)	-	-
Credit default swaps	44	(8)	-	-	-	-	-	36	(8)
Total derivative assets	49	(8)	-	-	-	-	(4)	37	(8)
Derivative Liabilities
Interest rate contracts	24	(4)	-	-	-	-	-	20	4
Equity contracts	57	1	-	-	(2)	-	6	62	(1)
Foreign exchange contracts	-	-	-	-	-	-	-	-	-
Credit default swaps	3	-	-	-	-	-	-	3	-
Total derivative liabilities	84	(3)	-	-	(2)	-	6	85	3

(1) Includes cash settlement of derivative assets and derivative liabilities.

(2)  Unrealized gains or losses on trading securities, derivative assets and derivative liabilities still held on April 30, 2013 are included in earnings in the period. For available-for-sale securities, the unrealized gains or losses on securities still held on April 30, 2013 are included in Accumulated Other Comprehensive Income.

60 • BMO Financial Group Second Quarter Report 2013

(Canadian $ in millions)
		Change in Fair Value
For the six months ended April 30, 2013	Balance October 31, 2012	Included in earnings	Included in other comprehensive income	Purchases	Sales	Maturities (1)	Transfers in/(out) of Level 3	Fair Value as at April 30, 2013	Unrealized Gains (losses) (2)
Trading Securities
Issued or guaranteed by:
Canadian provincial and municipal governments	73	1	-	-	(46)	-	(28)	-	-
U.S. states, municipalities and agencies	78	(2)	-	-	-	-	-	76	(2)
Mortgage-backed securities and collateralized mortgage obligations	372	22	-	-	(186)	(32)	16	192	22
Corporate debt	1,331	29	-	-	(164)	(120)	-	1,076	19
Total trading securities	1,854	50	-	-	(396)	(152)	(12)	1,344	39
Available-for-Sale Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	9	-	-	-	(8)	-	-	1	-
Corporate debt	42	-	2	27	(5)	(2)	(29)	35	1
Corporate equity	942	(7)	7	40	(80)	-	(3)	899	8
Total available-for-sale securities	993	(7)	9	67	(93)	(2)	(32)	935	9
Other Securities	526	2	-	27	(67)	-	-	488	3
Derivative Assets
Interest rate contracts	3	(2)	-	-	-	-	-	1	(2)
Equity contracts	5	(1)	-	-	-	-	(4)	-	(1)
Credit default swaps	37	(1)	-	-	-	-	-	36	(1)
Total derivative assets	45	(4)	-	-	-	-	(4)	37	(4)
Derivative Liabilities
Interest rate contracts	20	-	-	-	-	-	-	20	-
Equity contracts	44	15	-	-	(3)	-	6	62	(15)
Foreign exchange contracts	2	-	-	-	-	-	(2)	-	-
Credit default swaps	2	1	-	-	-	-	-	3	(1)
Total derivative liabilities	68	16	-	-	(3)	-	4	85	(16)

(1) Includes cash settlement of derivative assets and derivative liabilities.

(2)  Unrealized gains or losses on trading securities, derivative assets and derivative liabilities still held on April 30, 2013 are included in earnings in the period. For available-for-sale securities, the unrealized gains or losses on securities still held on April 30, 2013 are included in Accumulated Other Comprehensive Income.

BMO Financial Group Second Quarter Report 2013 • 61

Note 18: Contractual Maturities of Assets and Liabilities

The tables below show the remaining contractual maturity of on-balance sheet assets and liabilities and certain off-balance sheet liabilities. The contractual maturity of financial assets and liabilities is an input to but is not necessarily consistent with the expected maturity of assets and liabilities that is used in the management of liquidity and funding risk. BMO forecasts asset and liability cashflows under both normal market conditions and under a number of stress scenarios to manage liquidity and funding risk. Stress scenarios include assumptions for loan repayments, deposit withdrawals, and credit commitment and liquidity facility drawdowns by counterparty and product type. Stress scenarios also consider the time horizon over which liquid assets can be monetized and the related haircuts and potential collateral requirements that may occur due to both market volatility and credit rating downgrades amongst other assumptions. For further details, see the Liquidity and Funding Risk Section on page 86 of the Bank’s 2012 Annual Report.

(Canadian $ in millions)	April 30, 2013
	0 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	No maturity	Total
On-Balance Sheet Financial Instruments
Assets
Cash and cash equivalent	37,699	-	-	-	-	-	-	747	38,446
Interest bearing deposits with banks	6,230	-	-	-	-	-	-	-	6,230
Trading securities
Issued or guaranteed by:
Canadian federal government	405	684	491	1,308	3,397	1,528	4,050	-	11,863
Canadian provincial and municipal governments	216	356	219	59	596	564	3,619	-	5,629
US federal government	559	154	126	258	2,683	686	2,119	-	6,585
US states, municipalities and agencies	19	-	2	-	461	54	308	-	844
Other government	1	-	4	-	47	20	-	-	72
Mortgage-backed securities and collateralized mortgage obligations	-	7	2	5	305	254	411	-	984
Corporate debt	647	370	295	85	1,913	2,451	6,743	-	12,504
Corporate equity	-	-	-	-	-	-	-	34,765	34,765
Total trading securities	1,847	1,571	1,139	1,715	9,402	5,557	17,250	34,765	73,246
Available-for-sale securities
Issued or guaranteed by:
Canadian federal government	192	859	2,138	950	4,024	4,019	-	-	12,182
Canadian provincial and municipal governments	100	-	145	-	393	991	760	-	2,389
US federal government	713	81	3	204	2,606	-	-	-	3,607
US states, municipalities and agencies	1,237	210	175	34	688	659	1,949	-	4,952
Other governments	979	292	176	168	2,864	1,595	-	-	6,074
Mortgage-backed securities and collateralized mortgage obligations - Canada	122	-	-	-	606	328	-	-	1,056
Mortgage-backed securities and collateralized mortgage obligations - US	-	-	1	-	6	8	5,732	-	5,747
Corporate debt	220	39	150	169	3,925	4,002	264	-	8,769
Corporate equity	-	-	-	-	-	-	-	1,144	1,144
Total available-for-sale securities	3,563	1,481	2,788	1,525	15,112	11,602	8,705	1,144	45,920
Held-to-maturity securities
Issued or guaranteed by:
Canadian federal government	-	-	-	-	101	1,354	-	-	1,455
Canadian provincial and municipal governments	-	-	-	-	200	670	151	-	1,021
Total held-to-maturity securities	-	-	-	-	301	2,024	151	-	2,476
Other securities	-	-	-	23	34	5	6	746	814
Total securities	5,410	3,052	3,927	3,263	24,849	19,188	26,112	36,655	122,456

62 • BMO Financial Group Second Quarter Report 2013

(Canadian $ in millions)	April 30, 2013
	0 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	No maturity	Total
Securities borrowed or purchased under resale agreements	57,001	986	-	1,178	313	-	-	-	59,478
Loans
Residential mortgages	1,989	1,956	2,305	3,175	37,981	35,607	8,426	-	91,439
Consumer instalment and other personal	810	434	425	585	11,965	15,410	9,355	23,324	62,308
Credit Cards	-	-	-	-	-	-	-	7,642	7,642
Business and government	12,823	5,063	2,999	8,993	14,798	19,146	4,701	26,859	95,382
Customers’ liabilities under acceptances	8,514	-	-	-	-	-	-	-	8,514
Allowance for credit losses	-	-	-	-	-	-	-	(1,725)	(1,725)
Total loans and acceptances, net of allowance (1)	24,136	7,453	5,729	12,753	64,744	70,163	22,482	56,100	263,560
Other Assets
Derivative instruments
Interest rate contracts	339	268	231	382	6,348	8,444	17,482	-	33,494
Foreign exchange contracts	1,628	484	225	509	2,542	952	1,704	-	8,044
Commodity contracts	133	157	147	132	153	48	53	-	823
Equity contracts	88	56	143	90	99	29	-	-	505
Credit contracts	2	2	2	106	3	82	-	-	197
Total derivative assets	2,190	967	748	1,219	9,145	9,555	19,239	-	43,063
Premises and equipment	-	-	-	-	-	-	-	2,149	2,149
Goodwill	-	-	-	-	-	-	-	3,778	3,778
Intangible assets	-	-	-	-	-	-	-	1,535	1,535
Current tax assets	-	-	-	-	-	-	-	1,527	1,527
Deferred tax assets	-	-	-	-	-	-	-	2,873	2,873
Other	3,813	25	-	-	112	-	525	5,688	10,163
Total other assets	6,003	992	748	1,219	9,257	9,555	19,764	17,550	65,088
Total Assets	136,479	12,483	10,404	18,413	99,163	98,906	68,358	111,052	555,258
Liabilities and Equity
Deposits (2)
Banks	16,360	68	-	10	-	258	-	5,919	22,615
Business and government	55,539	15,068	6,659	5,099	20,553	15,339	3,835	91,042	213,134
Individuals	7,313	4,906	7,877	5,717	11,399	2,911	964	81,500	122,587
Total deposits	79,212	20,042	14,536	10,826	31,952	18,508	4,799	178,461	358,336
Other liabilities
Derivative instruments
Interest rate contracts	353	306	242	447	5,994	8,721	16,784	-	32,847
Foreign exchange contracts	1,926	405	319	536	2,258	809	1,355	-	7,608
Commodity Contracts	239	223	222	151	20	61	44	-	960
Equity contracts	98	61	39	101	1,196	322	672	-	2,489
Credit contracts	20	2	2	77	6	-	-	-	107
Total derivative liabilities	2,636	997	824	1,312	9,474	9,913	18,855	-	44,011
Acceptances	8,514	-	-	-	-	-	-	-	8,514
Securities sold but not yet purchased	23,897	-	-	-	-	-	-	-	23,897
Securities lent or sold under repurchase agreements	38,120	885	-	-	-	-	-	-	39,005
Current tax liabilities	-	-	-	-	-	-	-	551	551
Deferred tax liabilities	-	-	-	-	-	-	-	149	149
Securitization and SPE liabilities	1,646	3,434	2,647	945	4,857	7,000	4,502	75	25,106
Other	7,751	15	23	8	288	3,374	1,905	7,376	20,740
Total other liabilities	82,564	5,331	3,494	2,265	14,619	20,287	25,262	8,151	161,973
Subordinated debt	23	8	-	-	-	100	3,940	-	4,071
Capital trust securities	15	-	-	-	-	-	447	-	462
Total Equity	-	-	-	-	-	-	-	30,416	30,416
Total Liabilities and Equity	161,814	25,381	18,030	13,091	46,571	38,895	34,448	217,028	555,258
(1)	Included in total loans and acceptances are $194,032 million, $65,641 million, and $5,612 million of loans originated in Canada, United States and Other countries, respectively.
(2)	Deposits payable on demand and payable after notice have been included as having “no maturity”.

(Canadian $ in millions)	April 30, 2013
	0 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	No maturity	Total
Off-Balance Sheet Financial Instruments
Commitments to extend credit (3)	1,100	651	767	12,198	14,549	31,171	1,594	-	62,030
Operating leases	64	63	63	61	442	338	642	-	1,673
Financial guarantee contracts (3)	4,261	-	-	-	-	-	-	-	4,261
Purchase obligations	283	286	237	239	1,594	763	132	-	3,534
(3)	A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

BMO Financial Group Second Quarter Report 2013 • 63

(Canadian $ in millions)	October 31, 2012
	0 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	No maturity	Total
On-Balance Sheet Financial Instruments
Assets
Cash and cash equivalent	19,162	-	-	-	-	-	-	779	19,941
Interest bearing deposits with banks	6,341	-	-	-	-	-	-	-	6,341
Trading securities
Issued or guaranteed by:
Canadian federal government	1,624	1,247	146	774	2,465	1,598	3,053	-	10,907
Canadian provincial and municipal governments	557	120	134	102	593	448	3,561	-	5,515
US federal government	308	161	217	650	3,574	1,181	961	-	7,052
US states, municipalities and agencies	-	-	-	-	139	89	219	-	447
Other government	8	81	-	-	141	291	-	-	521
Mortgage-backed securities and collateralized mortgage obligations	-	3	-	28	276	331	872	-	1,510
Corporate debt	1,175	383	340	584	1,791	2,833	7,213	-	14,319
Corporate equity	-	-	-	-	-	-	-	29,838	29,838
Total trading securities	3,672	1,995	837	2,138	8,979	6,771	15,879	29,838	70,109
Available-for-sale securities
Issued or guaranteed by:
Canadian federal government	5	505	1,670	1,251	8,230	5,616	-	-	17,277
Canadian provincial and municipal governments	44	250	56	16	509	856	949	-	2,680
US federal government	1,021	-	3,024	-	3,725	2,329	-	-	10,099
US states, municipalities and agencies	1,277	28	31	23	825	758	1,520	-	4,462
Other governments	1,203	1,864	650	289	1,758	832	-	-	6,596
Mortgage-backed securities and collateralized mortgage obligations - Canada	-	141	287	-	7	-	-	-	435
Mortgage-backed securities and collateralized mortgage obligations - US	-	-	-	1	-	6	5,766	-	5,773
Corporate debt	204	63	64	20	3,344	3,714	466	-	7,875
Corporate equity	-	-	-	-	-	-	-	1,185	1,185
Total available-for-sale securities	3,754	2,851	5,782	1,600	18,398	14,111	8,701	1,185	56,382
Held-to-maturity securities
Issued or guaranteed by:
Canadian federal government	-	-	-	-	101	-	499	-	600
Canadian provincial and municipal governments	-	-	-	-	-	275	-	-	275
Total held-to-maturity securities	-	-	-	-	101	275	499	-	875
Other securities	45	-	-	-	45	33	17	818	958
Total securities	7,471	4,846	6,619	3,738	27,523	21,190	25,096	31,841	128,324
Securities borrowed or purchased under resale agreements	47,011	-	-	-	-	-	-	-	47,011
Loans
Residential mortgages	1,705	1,617	2,135	2,081	33,833	38,277	8,222	-	87,870
Consumer instalment and other personal	579	287	464	2,079	8,891	18,422	7,775	22,939	61,436
Credit Cards	-	-	-	-	-	-	-	7,814	7,814
Business and government	8,980	3,376	1,647	14,963	15,134	12,901	4,759	28,642	90,402
Customers’ liabilities under acceptances	8,019	-	-	-	-	-	-	-	8,019
Allowance for credit losses	-	-	-	-	-	-	-	(1,706)	(1,706)
Total loans and acceptances, net of allowance (1)	19,283	5,280	4,246	19,123	57,858	69,600	20,756	57,689	253,835
Other Assets
Derivative instruments
Interest rate contracts	489	305	545	480	6,078	9,028	21,265	-	38,190
Foreign exchange contracts	2,643	435	304	138	2,256	795	1,474	-	8,045
Commodity contracts	560	91	65	68	346	50	52	-	1,232
Equity contracts	141	17	44	11	122	32	-	-	367
Credit contracts	3	3	4	4	35	146	42	-	237
Total derivative assets	3,836	851	962	701	8,837	10,051	22,833	-	48,071
Premises and equipment	-	-	-	-	-	-	-	2,120	2,120
Goodwill	-	-	-	-	-	-	-	3,717	3,717
Intangible assets	-	-	-	-	-	-	-	1,552	1,552
Current tax assets	-	-	-	-	-	-	-	1,293	1,293
Deferred tax assets	-	-	-	-	-	-	-	2,906	2,906
Other	1,508	33	-	-	-	-	3,190	5,607	10,338
Total other assets	5,344	884	962	701	8,837	10,051	26,023	17,195	69,997
Total Assets	104,612	11,010	11,827	23,562	94,218	100,841	71,875	107,504	525,449
(1)	Included in total loans and acceptances are $186,830 million, $63,969 million and $4,742 million of loans originated in Canada, the United States and Other countries, respectively.

64 • BMO Financial Group Second Quarter Report 2013

(Canadian $ in millions)	October 31, 2012
	0 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	No maturity	Total
Liabilities and Equity
Deposits (1)
Banks	12,667	48	7	-	-	-	-	5,380	18,102
Business and government	46,810	9,210	5,107	9,173	16,273	13,813	3,340	82,844	186,570
Individuals	7,303	5,955	6,133	5,837	12,627	3,426	1,046	76,703	119,030
Total deposits	66,780	15,213	11,247	15,010	28,900	17,239	4,386	164,927	323,702
Other liabilities
Derivative instruments
Interest rate contracts	297	378	614	513	6,259	8,640	20,363	-	37,064
Foreign exchange contracts	2,029	546	362	211	2,279	874	1,206	-	7,507
Commodity Contracts	626	198	172	163	473	63	46	-	1,741
Equity contracts	500	60	72	88	611	209	728	-	2,268
Credit contracts	52	4	3	2	38	51	6	-	156
Total derivative liabilities	3,504	1,186	1,223	977	9,660	9,837	22,349	-	48,736
Acceptances	8,019	-	-	-	-	-	-	-	8,019
Securities sold but not yet purchased	23,439	-	-	-	-	-	-	-	23,439
Securities lent or sold under repurchase agreements	39,737	-	-	-	-	-	-	-	39,737
Current tax liabilities	-	-	-	-	-	-	-	404	404
Deferred tax liabilities	-	-	-	-	-	-	-	171	171
Securitization and SPE liabilities	2,340	11	1,712	3,423	7,147	6,806	4,004	39	25,482
Other	8,923	28	11	200	308	1,211	3,279	7,154	21,114
Total other liabilities	85,962	1,225	2,946	4,600	17,115	17,854	29,632	7,768	167,102
Subordinated debt	15	11	-	-	-	100	3,967	-	4,093
Capital trust securities	12	-	-	-	-	-	450	-	462
Total Equity	-	-	-	-	-	-	-	30,090	30,090
Total Liabilities and Equity	152,769	16,449	14,193	19,610	46,015	35,193	38,435	202,785	525,449
(1)	Deposits payable on demand and payable after notice have been included as having “no maturity”.

(Canadian $ in millions)	October 31, 2012
	0 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	No maturity	Total
Off-Balance Sheet Financial Instruments
Commitments to extend credit (2)	1,846	1,910	1,939	9,734	16,395	26,263	1,898	-	59,985
Operating leases	68	69	69	68	469	359	700	-	1,802
Financial guarantee contracts (2)	4,343	-	-	-	-	-	-	-	4,343
Purchase obligations	177	177	101	63	517	286	207	-	1,528
(2)	A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

BMO Financial Group Second Quarter Report 2013 • 65